Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-132776, 333-132777, 333-135428, 333-141083, 333-141091 and 333-143225) on Form F-3, of pSivida Limited of our report dated September 28, 2007, relating to the consolidated financial statements of pSivida Limited and subsidiaries (which expresses an unqualified opinion and includes an explanatory paragraph related to the reconciliation of Australian equivalents to International Financial Reporting Standards to accounting principles generally accepted in the United States of America for net loss and shareholders’ equity and the application thereof, and an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern), appearing in this Annual Report on Form 20-F of pSivida Limited for the year ended June 30, 2007.

Deloitte Touche Tohmatsu

Perth, Australia

October 1, 2007